SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No.    )

Lyra Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55234L105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #55234L105

1	NAME OF REPORTING PERSONS Polaris Venture Partners V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,062,259 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,062,259 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,062,259 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.2% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PVP V (as defined in Item 2(a) below). PVM V (as defined in Item 2(a) below), the general partner of PVP V, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM V, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 12,926,967 shares of Common Stock outstanding as of November 2, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2020, as filed with the United States Securities and Exchange Commission on November 10, 2020 (the “Form 10-Q”).

CUSIP #55234L105

1	NAME OF REPORTING PERSONS Polaris Venture Partners Entrepreneurs’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,701 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,701 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,701 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PVPE V (as defined in Item 2(a) below). PVM V, the general partner of PVPE V, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM V, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 12,926,967 shares of Common Stock outstanding as of November 2, 2020, as reported on the Issuer’s Form 10-Q.

CUSIP #55234L105

1	NAME OF REPORTING PERSONS Polaris Venture Partners Founders’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,274 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,274 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,274 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PVPFF V (as defined in Item 2(a) below). PVM V, the general partner of PVPFF V, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM V, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 12,926,967 shares of Common Stock outstanding as of November 2, 2020, as reported on the Issuer’s Form 10-Q.

CUSIP #55234L105

1	NAME OF REPORTING PERSONS Polaris Venture Partners Special Founders’ Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,618 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,618 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,618 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PVPSFF V (as defined in Item 2(a) below). PVM V, the general partner of PVPSFF V, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM V, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 12,926,967 shares of Common Stock outstanding as of November 2, 2020, as reported on the Issuer’s Form 10-Q.

CUSIP #55234L105

1	NAME OF REPORTING PERSONS Polaris Venture Management Co. V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,100,852 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,100,852 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,852 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.5% (2)
12	TYPE OF REPORTING PERSON OO

(1)

1,062,259 of such shares are held of record by PVP V, 20,701 of such shares are held of record by PVPE V, 7,274 of such shares are held of record by PVPFF V and 10,618 of such shares are held of record by PVPSFF V. PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM V, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 12,926,967 shares of Common Stock outstanding as of November 2, 2020, as reported on the Issuer’s Form 10-Q.

CUSIP #55234L105

1	NAME OF REPORTING PERSONS Polaris Venture Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 316,980 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 316,980 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 316,980 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PVP IV (as defined in Item 2(a) below). PVM IV (as defined in Item 2(a) below), the general partner of PVP IV, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM IV, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 12,926,967 shares of Common Stock outstanding as of November 2, 2020, as reported on the Issuer’s Form 10-Q.

CUSIP #55234L105

1	NAME OF REPORTING PERSONS Polaris Venture Partners Entrepreneurs’ Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,940 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,940 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,940 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such shares are held of record by PVPE IV (as defined in Item 2(a) below). PVM IV, the general partner of PVPE IV, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM IV, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 12,926,967 shares of Common Stock outstanding as of November 2, 2020, as reported on the Issuer’s Form 10-Q.

CUSIP #55234L105

1	NAME OF REPORTING PERSONS Polaris Venture Management Co. IV, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 322,920 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 322,920 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 322,920 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5% (2)
12	TYPE OF REPORTING PERSON OO

(1)

316,980 of such shares are held of record by PVP IV and 5,940 of such shares are held of record by PVPE IV. PVM IV, the general partner of each of PVP IV and PVPE IV, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of PVM IV, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 12,926,967 shares of Common Stock outstanding as of November 2, 2020, as reported on the Issuer’s Form 10-Q.

CUSIP #55234L105

1	NAME OF REPORTING PERSONS Jonathan A. Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,423,772 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,423,772 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,423,772 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0% (2)
12	TYPE OF REPORTING PERSON IN

(1)

1,062,259 of such shares are held of record by PVP V, 20,701 of such shares are held of record by PVPE V, 7,274 of such shares are held of record by PVPFF V, 10,618 of such shares are held of record by PVPSFF V, 316,980 of such shares are held of record by PVP IV and 5,940 of such shares are held of record by PVPE IV. PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have voting, investment and dispositive power with respect to these securities. PVM IV, the general partner of each of PVP IV and PVPE IV, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of each of PVM V and PVM IV, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 12,926,967 shares of Common Stock outstanding as of November 2, 2020, as reported on the Issuer’s Form 10-Q.

CUSIP #55234L105

1	NAME OF REPORTING PERSONS Terrance G. McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,423,772 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,423,772 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,423,772 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.0% (2)
12	TYPE OF REPORTING PERSON IN

(1)

1,062,259 of such shares are held of record by PVP V, 20,701 of such shares are held of record by PVPE V, 7,274 of such shares are held of record by PVPFF V, 10,618 of such shares are held of record by PVPSFF V, 316,980 of such shares are held of record by PVP IV and 5,940 of such shares are held of record by PVPE IV. PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have voting, investment and dispositive power with respect to these securities. PVM IV, the general partner of each of PVP IV and PVPE IV, may be deemed to have voting, investment and dispositive power with respect to these securities. Jonathan A. Flint and Terrance G. McGuire, the managing members of each of PVM V and PVM IV, may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 12,926,967 shares of Common Stock outstanding as of November 2, 2020, as reported on the Issuer’s Form 10-Q.

CUSIP #55234L105

ITEM 1(A).	NAME OF ISSUER

Lyra Therapeutics, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

480 Arsenal Way

Watertown, MA 02472

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed on behalf of each of the following persons: Polaris Venture Partners V, L.P. (“PVP V”), Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”), Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”), Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”), Polaris Venture Management Co. V, L.L.C. (“PVM V”), Polaris Venture Partners IV, L.P. (“PVP IV”), Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVPE IV”), Polaris Venture Management Co. IV, L.L.C. (“PVM IV”), Jonathan A. Flint (“Flint”) and Terrance G. McGuire (“McGuire”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Flint and McGuire are the sole managing members of each of PVM V (the sole general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V) and PVM IV (the sole general partner of each of PVP IV and PVPE IV). To the extent possible each of, PVPE V, PVPFF V and PVPSFF V invest alongside PVP V and PVPE IV invests alongside PVP IV.

ITEM 2(B).	ADDRESS OR PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Polaris Partners

One Marina Park Drive, 10th Floor

Boston, MA 02210

ITEM 2(C).	CITIZENSHIP

PVP V, PVPE V, PVPFF V, PVPSFF V, PVP IV and PVPE IV are limited partnerships organized under the laws of the State of Delaware. PVM V and PVM IV are limited liability companies organized under the laws of the State of Delaware.

Flint and McGuire are United States citizens.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.001 per share

ITEM 2(E)	CUSIP NUMBER

55234L105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2020:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person and the corresponding footnotes.*

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person and the corresponding footnotes.*

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of each of PVP V, PVPE V, PVPFF V, PVPSFF V, PVP IV and PVPE IV and the limited liability company agreements of each of PVM V and PVM IV, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit A.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

Material to be Filed as Exhibits.

Exhibit A – Agreement regarding filing of joint Schedule 13G.

CUSIP #55234L105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

POLARIS VENTURE PARTNERS V, L.P.
By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS IV, L.P.
By:	Polaris Venture Management Co. IV, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

*
Authorized Signatory

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[*This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]